13013071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BG Strategic Advisors, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

525 South Flagler Drive, Suite 200
(No. and Street)

West Palm Beach	**Florida**	**33401**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Gordon **(561) 932-1600**
(Area Code – Telephone Number.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	**Boca Raton**	**Florida**	**33431**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/5

EM 3/8/13

OATH OR AFFIRMATION

I, Benjamin Gordon swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **BG Strategic Advisors, LLC**, as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

Known personally to me

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SICP Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BG STRATEGIC ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Managing Member
BG Strategic Advisors, LLC
Palm Beach, Florida

We have audited the accompanying statement of financial condition of BG Strategic Advisors, LLC (the "Company") as of December 31, 2012, and the related statements of income and member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

These financial statements were previously issued and reported to, by us, on February 5, 2013. Since our report dated February 5, 2013, it was determined that deferred revenue at December 31, 2012 was overstated by $135,651, and consulting income for the year was understated by $135,651. These financial statements have been restated to reflect the appropriate amounts.

2401 NW Boca Raton Boulevard ♦ Boca Raton, FL 33431-6632 ♦ t: 561.367.1040 ♦ f: 561.750.3236
4455 Military Trail, Suite 201 ♦ Jupiter, FL 33458-4843 ♦ t: 561.622.8920 ♦ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ♦ Sunrise, FL 33325-6254 ♦ t: 954.974.3544 ♦ f: 954.974.3680
PCAOB Registered www.daszkalbolton.com AGN *Affiliated Offices Worldwide*

INDEPENDENT AUDITORS' REPORT

Continued from previous page

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BG Strategic Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 22, 2013

BG STRATEGIC ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current assets		
Cash and cash equivalents	$	808,369
Accounts receivable		9,571
Other current assets		7,347
Total current assets		825,287
Property and equipment, net		28,061
Deposits		8,000
Total assets	$	861,348

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	18,678
Deferred revenue		276,482
Note payable		12,200
Other current liabilities		2,328
Total current liabilities		309,688
Member's equity		551,660
Total liabilities and member's equity	$	861,348

See accompanying notes to financial statements.

BG Strategic Advisors, LLC
Statement of Income and Member's Equity
For the Year Ended December 31, 2012

Revenues:	
Consulting income	$ 766,666
Success fees	1,000,000
Other income	333,172
	2,099,838
Operating expenses:	
Conference and marketing	228,554
Insurance	6,593
Employee ancillary expenses	42,183
Professional fees	293,473
Rent and utilities	84,848
Travel and Entertainment	72,052
Salaries and wages	936,562
General and administrative	113,353
Other expenses	8,013
Total operating expenses	1,785,631
Operating income	314,207
Other income (expense)	
Tax exempt dividends	96
Depreciation	(15,856)
Total other income (expense)	(15,760)
Net income	298,447
Member's equity, beginning of the year	344,489
Capital contributions	200,000
Capital distributions	(291,276)
Member's equity, end of the year	$ 551,660

See accompanying notes to financial statements.

BG STRATEGIC ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net income	$	298,447
Adjustments to reconcile net income to net cash provided in operating activities:		
Depreciation expense		15,856
Decrease in:		
Accounts receivable		89,182
Other assets		739
Deposits		2,000
(Decrease) increase in:		
Accounts payable and accrued liabilities		(53,764)
Deferred revenue		59,967
Other current liabilities		(1,551)
Net cash provided by operating activities		410,876
Cash flows from investing activities:		-
Cash flows from financing activities:		
Increase in due from affiliates		(16,276)
Payments on note payable		(18,162)
Capital contribution		200,000
Capital distribution		(275,000)
Net cash used in financing activities		(109,438)
Net increase in cash and cash equivalents		301,438
Cash and cash equivalents, beginning of year		506,931
Cash and cash equivalents, end of year	$	808,369
Supplemental disclosure of cash flow information:		
Interest paid	$	229
Taxes paid	$	366
Schedule of Noncash Financing Transactions		
Non-cash distributions	$	16,276

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

BG Strategic Advisors, LLC (the "Company") is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance. In January 2009, BG Strategic Advisors, Inc., the Company's Managing Member, acquired Botsford Associates, LLC, a West Palm Beach - based investment bank and FINRA member, and combined its assets and operations with those of the Company.

The Company provides investment banking services to its clients, helping to develop and implement growth strategies in the transportation, warehousing, logistics and supply chain sectors. The services of the Company include merger and acquisition advisory services, private placements, consolidations, and corporate spin-offs, joint ventures, and other financial transactions. As a fully disclosed broker-dealer, the Company does not hold customer funds or safekeep customer securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents.

Revenue Recognition
The Company generates income from services to provide general business strategy consulting, business valuations and corporate finance services. Contracts for these services have different terms based on the scope, deliverables and complexity of the engagement, which require management to make judgments and estimates in recognizing revenue. The Company is compensated on contracts principally through time and material arrangements, cost-reimbursable plus fee arrangements, and fixed price and contingent fee arrangements.

Revenue for general business consulting services is recognized as work is performed and amounts are earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured. For these types of arrangements, the Company recognizes revenue over the period of performance. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized on a proportional performance model based on level of effort, as milestones are achieved or when final deliverables have been provided. Revenue arrangements entered into with the same client that are accounted for under Financial Accounting Standard Codification ("ASC") 605-25 are accounted for on a combined basis when they are entered into at or near the same time, unless it is clearly evident that the contracts are not related to one another.

Billings in excess of revenue recognized for which payments have been received are recorded as deferred revenue until the applicable revenue recognition criteria have been met.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Property and Equipment
The Company's property and equipment are carried at cost and depreciated using the straight-line method over the estimated economic useful lives of the assets.

Date of Management Review
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 22, 2013 the financial statements were available to be issued.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2012, the Company's cash equivalents include money market securities. These securities are valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

NOTE 4 – ACCOUNTS RECEIVABLE

The Company bills for its work using negotiated contracts. The Company provides for credit losses based on management's evaluation of collectability, based on current and historical performance of the customer. Accounts receivable are presented net of an allowance for doubtful accounts.

NOTE 5 – PROPERTY & EQUIPMENT

Property and equipment consist of the following at December 31, 2012:

Office equipment	$	26,979
Furniture and fixtures		1,711
Vehicles		105,193
Property and equipment		133,883
Less: accumulated depreciation		105,822
Property and equipment, net	$	28,061

Depreciation expense was $15,856 for the year ended December 31, 2012.

NOTE 6 – NOTE PAYABLE

The Company is obligated under a 0.9% note payable to a finance company. The note is secured by a vehicle with a net book value of $28,061, and calls for monthly payments of principal and interest in the amount of $1,530. The $12,200 outstanding balance is scheduled to be fully repaid by August 2013.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains a bank account at one financial institution. The account is a "proprietary account of an introducing broker/dealer (PAIB) held by a clearing broker/dealer." The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2012, amounts in excess of FDIC and SIPC insured limits was $526,285.

NOTE 8 – INCOME TAXES

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on the distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of income for the year ended December 31, 2012.

NOTE 9 – RELATED PARTY TRANSACTIONS

During 2012, the Company incurred costs of approximately $23,645 on behalf of Cambridge Capital, an entity owned by the Managing Member. Related party receivables in the amount of $14,590 due to the Company from Cambridge Capital were settled through a non-cash distribution to the Managing Member.

During 2012, the Company incurred costs of approximately $10,291 on behalf of BGSA, Inc., its parent company. Related party receivables in the amount of $1,686 due to the Company from BGSA, Inc. were settled through a non-cash distribution to the Managing Member.

NOTE 10 – LONG-TERM INCENTIVE AND COMPENSATION PLAN

During 2009 the Company adopted a Long-term Incentive and Compensation Plan (the "Plan") under which 1,900,000 shares were granted and 750,000 shares were vested as of December 31, 2012. In accordance with the Plan, the incentive shares are redeemable and possess a contractual right to participate in the value of the Company upon the occurrence of a liquidity event as defined under the terms of the Plan. No value has been assigned to the shares granted or vested due to the contingent nature of the shares awarded.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.

The Company has granted a bonus in the amount of $50,000 pursuant to its Long Term Incentive and Compensation Plan, the payment of which is contingent upon the occurrence of future events during 2015.

NOTE 12 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was in compliance with its net capital requirements at December 31, 2012.

At December 31, 2012, the company had net capital of $482,514, which was $461,869 in excess of the required net capital of $20,646. The company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.64 to 1.

SUPPLEMENTARY INFORMATION

BG STRATEGIC ADVISORS, LLC
SCHEDULE I - COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net capital:		
Total member's equity	$	551,660
Deduction and/or charges:		
Non-allowable assets:		
Accounts receivable		9,571
Property and equipment, net		28,061
Other current assets		7,347
Deposits		8,000
Total non-allowable assets		52,979
Other deductions and/or charges		-
Total deductions and/or charges		52,979
Net capital before haircuts on securities positions		498,681
Haircuts on securities		16,167
Net capital	$	482,514
Minimum net capital required - 6 2/3% of aggregate indebtness included in the statement of financial condition or $5,000, whichever is greater		20,646
Excess net capital		461,869
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition		309,688
Ratio of aggregate indebtedness to net capital		64.18%
Reconciliation:		
Reconciliation with Company's computation (included in Part II of Form X-17 A-5) as of December 31, 2012		
Net capital, as reported in Company's Part II		510,196
Audit adjustments		(27,682)
Net capital, per December 31, 2012 audited report, as filed	$	482,514

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2012 as compared to the computation of net capital as shown above.

BG Strategic Advisors, LLC is claiming exemption under the provisions of SEC rule 15c3-3(K)(2)(i). Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065677 FINRA DEC
BG STRATEGIC ADVISORS LLC 15*15
525 S FLAGLER DR STE 200
WEST PALM BEACH FL 33401-5932

AMENDED 2/21/13

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Z. Fischer 561-483-6335

2. A. General Assessment (item 2e from page 2) $ 4416.43

B. Less payment made with SIPC-6 filed (exclude interest) (4077.54)

7/29/12 Date Paid 5176 ~~2/15/13 pd SIPC 7~~

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 338.89

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 338.89

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 338.89

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BG Strategic Advisors LLC
(Name of Corporation, Partnership or other organization)

Karen B Fischer
(Authorized Signature)

CEO
(Title)

Dated the 21 day of Feb, 20 13

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,099,838

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Conference Income 333,172

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 96

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 96

Total deductions 333,268

2d. SIPC Net Operating Revenues $ 1766570

2e. General Assessment @ .0025 $ 4416.43

(to page 1, line 2.A.)

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member
BG Strategic Advisors, LLC
Palm Beach, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by BG Strategic Advisors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such and opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 22, 2013

2401 NW Boca Raton Boulevard ♦ Boca Raton, FL 33431-6632 ♦ t: 561.367.1040 ♦ f: 561.750.3236
4455 Military Trail, Suite 201 ♦ Jupiter, FL 33458-4843 ♦ t: 561.622.8920 ♦ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ♦ Sunrise, FL 33325-6254 ♦ t: 954.974.3544 ♦ f: 954.974.3680
PCAOB Registered www.daszkalbolton.com AGN *Affiliated Offices Worldwide*

INTERNAL CONTROL

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Managing Member
BG Strategic Advisors, LLC
Palm Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of BG Strategic Advisors, LLC (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and (2) determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and
3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2401 NW Boca Raton Boulevard ♦ Boca Raton, FL 33431-6632 ♦ t: 561.367.1040 ♦ f: 561.750.3236
4455 Military Trail, Suite 201 ♦ Jupiter, FL 33458-4843 ♦ t: 561.622.8920 ♦ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ♦ Sunrise, FL 33325-6254 ♦ t: 954.974.3544 ♦ f: 954.974.3680
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REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
<u>CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3</u>

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A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 22, 2013